

January 25, 2023

Mark McKechnie
Chief Financial Officer, Executive Vice President and Treasurer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

      Re: ACM Research, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Form 10-Q for Fiscal Quarters Ended June 30, 2022
          File No. 001-38273

Dear Mark McKechnie:

We have reviewed your December 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Form 10-Q for the Fiscal Quarters Ended September 30, 2022

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.   You state on page 14 of your Form 10-Q that in October, 2022 the U.S. Department of Commerce "enacted new rules aimed at restricting U.S. support for the PRC's ability to manufacture advanced semiconductors." Please describe the material effects on your business of such new rules and provide related risk factor disclosure.

    You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology